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December 7, 2022
VIA EDGAR
Doris Stacey Gama
Office of Life Sciences
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Mineralys Therapeutics, Inc.
Draft Registration Statement on Form S-1
Submitted November 4, 2022
CIK No. 0001933414
Dear Ms. Gama:
We are in receipt of the Staff’s letter dated December 1, 2022 with respect to the above-referenced confidential draft Registration Statement (the “Registration Statement”). We are responding to the Staff’s comments on behalf of Mineralys Therapeutics, Inc. (“Mineralys” or the “Company”) as set forth below. Simultaneously with the submission of this letter, the Company is confidentially submitting via EDGAR Amendment No. 1 to the draft Registration Statement (the “Amended Registration Statement”) responding to the Staff’s comments and updating the Registration Statement.
The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. All terms used but not defined herein have the meanings assigned to such terms in the Amended Registration Statement. For ease of reference, we have set forth the Staff’s comments and the Company’s response for each item below.
Draft Registration Statement submitted on November 4, 2022
Cover Page
1.    Please disclose whether your offering is contingent upon final approval of your NASDAQ listing on your cover page. Please ensure the disclosure is consistent with your underwriting agreements.
Mineralys’ Response: The Company has revised the disclosure on the cover page of the Amended Registration Statement in response to the Staff’s comment.

December 7, 2022 Page 2
Overview, page 2
2.    We note your references to your Phase 2 clinical trial evaluating subjects with uHTN and rHTN where MLS-101 was well tolerated with "favorable safety data". Please revise the references to "favorable safety data", here and throughout the prospectus, as such phrase implies a conclusion regarding safety of the product candidate, which determination is within the sole authority of the FDA and comparable foreign regulators.
Mineralys’ Response: The Company has revised the disclosure on pages 1, 81, 93, 98, and 101 of the Amended Registration Statement to remove the references to “favorable safety data” in response to the Staff’s comment.
3.    You state that multiple large-scale studies have demonstrated that patients who fail to achieve their BP goal have a significantly elevated risk of developing heart disease, stroke, and kidney disease. Please revise your disclosure to cite the referenced studies, where appropriate.
Mineralys’ Response: The Company has included references to such large-scale studies on pages 1 and 93 of the Amended Registration Statement in response to the Staff’s comment.
Our Product Candidate, MLS-101, page 3
4.    We note your statement that Mitsubishi Tanabe Pharmaceutical Company progressed MLS-101 through Phase 1 clinical development. Please add footnotes to your pipeline table to show which columns relate to work conducted by the company and which relate to the work of Mitsubishi Tanabe. In addition, please disclose where Mitsubishi Tanabe conducted the Phase 1 clinical trial and discuss, where appropriate, any interaction the company has had with the FDA regarding its ability to rely on such trial data in the event the trial was not conducted in the United States.
Mineralys’ Response: The Company has updated its pipeline table on pages 2 and 94 of the Amended Registration Statement and has updated its disclosure on page 107 in response to the Staff’s comment.
5.    You state that you intend to use the observations from MLS-101's complete Phase 1 trial in healthy volunteers and Phase 2 in uHTN and rHTN to inform the development of MLS- 101 in uHTN related to obesity and obstructive sleep apnea. You also state that you intend to develop MLS-101 for the treatment of chronic kidney disease. We note that your pipeline table shows completion of Phase 1 for both the use of MLS-101 in uHTN related to obesity and obstructive sleep apnea and chronic kidney disease. Please revise your disclosure to clearly state, if true, that you may rely on the Phase 1 data obtained by Mitsubishi Tanabe for these additional indications.
Mineralys’ Response: The Company has revised the disclosure on pages 2 and 94 of the Amended Registration Statement in response to the Staff’s comment.
6.    We note the use of p-values on page 4. At first use, please explain how "p-value" is used to measure statistical significance and the relevance of statistical significance to the FDA's evidentiary standards for drug approval.

December 7, 2022 Page 3
Mineralys’ Response: The Company has revised the disclosure on pages 3 and 94-95 of the Amended Registration Statement in response to the Staff’s comment.
Our Team and Investors, page 5
7.    Please limit the disclosure of specific investors to those identified in the Principal Shareholder table on page 144. Additionally, indicate that prospective investors should not rely on the named investors’ investment decision, that these investors may have different risk tolerances and the recent offering was conducted as a significant discount to the IPO price.
Mineralys’ Response: The Company has revised the disclosure on pages 4 and 108 of the Amended Registration Statement to remove references to specific investors in response to the Staff’s comment.
Summary of Risks Associated with Our Business, page 6
8.    We note your summarized risk factor regarding your exclusive license with Mitsubishi Tanabe, which if terminated would cause you to lose the right to develop and commercialize MLS-101. Please also include the effects this would have on the business as you have done on page 24.
Mineralys’ Response: The Company has revised the disclosure on page 5 of the Amended Registration Statement in response to the Staff’s comment.
Implications of Being an Emerging Growth Company, page
9.    Your disclosure here and on the cover page indicates that you have elected not to avail yourselves of the extended transition period for complying with new or revised accounting standards. Your risk factor disclosure on page 67, discussion of the JOBS Act on page 90, and Emerging Growth Company status on page F-8, however, indicates the opposite. Please revise to address this apparent inconsistency.
Mineralys’ Response: The Company has revised the disclosure on the cover and page 7 of the Amended Registration Statement in response to the Staff’s comment.
Risk Factors
We intend to conduct some of our clinical trials for MLS-101 outside of the United States…, page 22
10.    We note the above listed risk factor. Please revise your disclosure to indicate the countries in which you intend to conduct clinical trials and discuss whether or not the equivalency standards that you reference in this risk factor will be implicated.
Mineralys’ Response: The Company has revised the disclosure on pages 21-22 of the Amended Registration Statement in response to the Staff’s comment.

December 7, 2022 Page 4
Use of Proceeds, page 75
11.    We note your statement that you will require substantial additional capital in order to advance MLS-101 through clinical trials, regulatory approval and commercialization. In accordance with Item 504 of Regulation S-K, please revise your disclosure on page 75 to clarify where the company intends to obtain such additional capital, as you have done on page 14, or provide an appropriate cross-reference.
Mineralys’ Response: The Company has revised the disclosure on page 74-75 of the Amended Registration Statement in response to the Staff’s comment.
Intellectual Property, page 109
12.    Please revise your disclosure regarding your patent portfolio to clarify the ownership status of each patent where referenced. In this regard it may be useful to provide tabular disclosure.
Mineralys’ Response: The Company has revised the disclosure on pages 110-111 of the Amended Registration Statement in response to the Staff’s comment.
General
13.    Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications.
Mineralys’ Response: The Company acknowledges the Staff’s comment and will provide to the Staff on a supplemental basis under separate cover copies of all written materials that the Company, or anyone authorized to do so on the Company’s behalf, has presented to potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended. In the event the Company determines to present additional communications to potential investors in reliance on Section 5(d) of the Securities Act, it will provide the Staff with copies of such additional written materials on a supplemental basis.

December 7, 2022 Page 5
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Any comments or questions regarding the foregoing should be directed to the undersigned at (858) 523-3962. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ Matthew T. Bush

Matthew T. Bush
of LATHAM & WATKINS LLP

cc:	Jon Congleton, Mineralys Therapeutics, Inc.
Adam Levy, Mineralys Therapeutics, Inc.
Cheston J. Larson, Latham & Watkins LLP
Ilir Mujalovic, Shearman & Sterling LLP